Columbia Funds Series Trust II

225 Franklin Street

Boston, MA 02110

November 23, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the Registrant)

Columbia Short-Term Cash Fund (the Fund)

Amendment No. 145

File No. 811-21852

Dear Ms. O’Neal-Johnson:

Registrant is filing Amendment No. 145 on Form N-1A on behalf of the above referenced Fund. All marked changes on this filing are non-material.

Columbia Short-Term Cash Fund is a non-publicly offered money market fund established to allow registered investment companies and other accredited investors within the meaning of the Securities Act of 1933, as amended, to invest their uninvested cash and cash collateral.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II